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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                 WATERLINK, INC.
                                 ---------------
                         Commission file number 1-13041
                             Cusip number 94155N105

(Check One): [  ] Form 10-K [  ] Form 20-F [  ] Form 11-K [X ]Form 10-Q
             [  ]Form N-SAR

For Period Ended: June 30, 2003
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[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Full Name of Registrant: Waterlink, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office: 832 North Cassady Avenue

City, State and Zip Code: Columbus, Ohio 43219


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PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

Due to the administration of its bankruptcy case the Company is unable to complete and file its Form 10-Q by August 14, 2003, the prescribed deadline for filing. The Company intends to file the Form 10-Q by August 19, 2003.


PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Donald A. Weidig             (614)                258-9501
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                  (Name)               (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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The anticipated results from continuing operations for the three months ended
June 30, 2003 as compared to the three months ended June 30, 2002, which are subject to review by the registrant's independent auditors, are as follows:

Net Sales: Net sales for the three months ended June 30, 2003 were $18,074,000, an increase of $1,967,000, or 12.2%, from the $16,107,000 in net sales reported in the comparable prior period.

Gross Profit: Gross profit for the three months ended June 30, 2003 was $4,130,000, an increase of $349,000 from the comparable prior period, due to the increase in net sales.

Selling, General and Administrative Expenses: Selling, general and administrative expenses for the three months ended June 30, 2003 were $2,702,000, an increase of $248,000, or 10.1%, from the comparable prior period.

Operating Income: Operating income for the three months ended June 30, 2003 was $1,428,000 as compared to $1,167,000 for the three months ended June 30, 2002.

Interest Expense: Interest expense for the three months ended June 30, 2003 was $792,000, a decrease of $131,000 from the comparable prior period. This decrease reflects both a decrease in interest rates and principal reductions made over the last year.

Amortization of Financing Costs: Amortization of financing costs was $100,000 for the three months ended June 30, 2003 and $127,000 for the three months ended June 30, 2002.


                                 Waterlink, Inc.
                                ----------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2003      By: /s/ Donald A. Weidig
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